FORM 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The following are extracts from a transcript of a presentation given by The Thomson Corporation on February 7, 2008 at 8:30 a.m. ET. The filing of these extracts under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC, includes forward-looking statements.  These statements are based on certain assumptions and reflect Thomson’s current expectations.  Forward-looking statements also include statements about Thomson’s beliefs and expectations related to its anticipated run-rate savings and costs related to THOMSONplus as well as the timing for the achievement of savings from the program, and its beliefs that the Reuters acquisition will be approved and close early in the second quarter. While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose.  All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  These risks and uncertainties include the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; and the diversion of management time on transaction-related issues.  Some of the other factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers’ needs, attract new customers or expand into new geographic markets; and changes in the general economy. Additional factors are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC).  Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made.  Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC.  Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information.  Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, USA.  For further information about the public reference room, call the SEC at +1 800-732-0330.

THE THOMSON CORPORATION

FOURTH-QUARTER AND FULL-YEAR 2007 CONFERENCE CALL

FEBRUARY 7, 2008; 8:30 a.m. ET

Frank Golden - The Thomson Corporation - VP IR

…We will begin this morning with Dick Harrington, our President and CEO, who will discuss the highlights of a successful and momentous year for The Thomson Corporation. Dick will provide a recap of 2007 and will report on the state of the Company as he prepares to retire upon the closing of the Reuters acquisition. He will provide a glimpse of the opportunities he sees for Thomson Reuters in the years ahead.

Bob Daleo, our CFO, will follow…he will provide an update on the proposed Reuters acquisition…

Now, before we begin, let me address several points that investors have raised in advance of the closing of the Reuters acquisition. First, we plan to report our first-quarter earnings on Thursday, May 1, following regulatory approvals and the close of the transaction. At that time, we will provide the 2008 outlook for the Thomson Reuters company. On May 1, we will also provide pro forma information for 2006 and 2007. This pro forma information will include revenue, operating profit, and depreciation and amortization on a consolidated basis and by business segment. More details on the reporting structure will follow in the weeks ahead.

Now the following discussion contains forward-looking statements that relate to future results and events and are based on Thomson’s current expectations. Actual results may differ materially from those currently expected due to a number of risks and uncertainties discussed in documents that we provide to the regulatory agencies…

Dick Harrington  - The Thomson Corporation - President, CEO

Good morning and thank you for joining us. This morning, I will cover three topics. First, I will recap the significant developments of the past year and will review the Company’s strong operating results. Second, I will discuss how well Thomson is positioned in its markets in advance of the Reuters acquisition. Third, I will close with the tremendous opportunities that Thomson Reuters will bring for our customers, employees, and shareholders in the years ahead. Today, Thomson is as strongly positioned to innovate and grow as I have ever seen in my 10 years as CEO.

2007 was certainly a milestone year for The Thomson Corporation. We…announced the acquisition of Reuters…Our strategy is clear and consistent. Our businesses are delivering solid results, and we are well equipped to drive even greater success…

Thomson’s overall revenue stream is more diversified, and following the Reuters acquisition will also be more geographically diverse, with 60% of revenues from North America, 30% from Europe, and 10% from Asia.

It is also important to note that when the two companies are combined, 60% of profits will come from our Professional division…

At Thomson Financial…Combined with Reuters, the Financial Division will be better positioned, with complementary products offered across the globe…

So with this as a solid foundation, what is ahead for Thomson Reuters? Well, when our customers go to work each day, we are at the center of their business and commercial enterprise dealings. Whether it is completing a stock trade, closing a merger deal, researching a chemical compound, or helping to file tax returns, Thomson is there. When the Reuters acquisition closes, we will be the world’s leader in information services for business and professional customers.

It will give us a truly global footprint by combining Reuters’ strength in Europe and Asia with ours in North America. It gives us greater traction in geographic markets that are going to become very important in the years ahead. The Reuters acquisition will give us over a $1 billion base in Asia and positions us to grow along with the fastest-growing economies in the world.

Lastly, we will develop a broader range of solutions and leverage our assets across the Financial and Professional businesses. I’m confident this will translate into significant free cash flow growth and greater shareholder value in the years ahead.

In conclusion, let me say that our management team has never been more focused on driving the business. They are delivering on all fronts. The leading positions we have built in some of the world’s most vital markets are enabling us to continue our momentum and expand our position. With the acquisition of Reuters, Thomson’s business model will become even more attractive.

Looking forward, the question for us in 2008 is not how can we make Thomson Reuters succeed. We know what to do, and we have the core capabilities to do it. The challenge is to do what we do even better than before, and to do it on a truly global scale with 50,000 employees, a world of new customers, and more opportunities than we have ever had.

With a clear strategic vision, sound operating performance, and financial stability, I’m confident that the new Thomson Reuters, under the leadership of Tom Glocer, will remain well positioned to drive shareholder value for the years to come…

Bob Daleo  - The Thomson Corporation - EVP, CFO

…I will provide you with a brief update on the Reuters transaction…

Since we are awaiting regulatory approval for the Reuters transaction, we will not be issuing our 2008 business outlook at this time. As Frank mentioned, we will provide our 2008 outlook for Thomson Reuters at the time we report our first-quarter results.

…THOMSONplus…The good news is that we will complete this program ahead of schedule, with higher margins, and have better positioned the Company in advance of the Reuters integration….

Now let me discuss corporate costs. In the fourth quarter…Reuters-related expenses totaled $45 million...The increase in THOMSONplus costs was due to the acceleration of program’s initiatives in advance of the Reuters acquisition…

Now as Dick has mentioned, today we announced that we will increase our 2008 annual dividend…The $0.10 increase reflects our continued confidence in our ability to generate significant levels of free cash flow following the Reuters acquisition, and our commitment to continue to return cash to our shareholders.

Now let me provide you with just a brief update on the Reuters transaction. As you know, the Department of Justice recently changed its timing to approve the transaction, to align itself with European Commission’s timeline. We remain highly confident that the acquisition will receive the necessary regulatory clearance and we continue to expect the transaction to close early in the second quarter of this year.

As we await clearance, we continue to proceed with our integration planning efforts and will hit the ground running once the deal is closed.

In conclusion, let me say that 2007 was a milestone year… We…announced the acquisition of Reuters...

At this time, we eagerly anticipate the birth of Thomson Reuters. The long-term value of our business is undeniable. However, in these uncertain times, the fundamental strength of Thomson Reuters cannot be ignored. This is represented by our strong market positions and market diversity; by our customer focus and bent toward product innovation; and perhaps most importantly by the talent in our combined organizations.

Our strategy is clear and consistent. Our businesses are delivering solid results. And we’re well equipped to drive to even greater success…

QUESTION AND ANSWER

…Vince Valentini  - TD Newcrest - Analyst

…Question on the dividend and the dividend policy. It would seem that with the Reuters integration that you would have a bit of a drag on your free cash flow in year one, when you account for all the integration costs, albeit you have still been willing to raise the dividend by 10%, which I think is great news.

But I just wanted to hear your thoughts on how you think about the payout ratio now. Are you still trying to stick to a hard 40%? Or you seem to be willing to push higher than 40% for a year or two while you go through the integration and then get back to 40% long-term; is that what you are thinking about now?

Bob Daleo  - The Thomson Corporation - EVP, CFO

 I think the way we think about dividends is that it reflects the long-term strength of the Company. We have anticipated in our thinking of our dividends what we are going to be doing over the next two or three years, in investing in getting the right integration done between the businesses.

From our perspective, 40% has been a part of it. But you have to also remember that the Woodbridge has agreed to reinvest a portion of the dividends, which gives us a flexibility as well in terms of funding the kind of growth and kind of investment that we need. So when you take the Woodbridge reinvestments in, that brings out our ratio down quite substantially.

So, it is that thought that is also guiding us in terms of making these kind of policy decisions…

Drew McReynolds  - RBC Capital Markets - Analyst

 Thanks very much and good morning. I guess three small questions for Bob. Just wondering in Q1, should we see again Reuters-related acquisition costs in the quarter?...

Bob Daleo  - The Thomson Corporation - EVP, CFO

…The answer to your first question in terms of Reuters’ costs, yes, we will continue to see them, those costs. These costs are primarily around consulting services and stay bonuses. That is where the bulk of this is.

So we will see those continue into the fourth quarter — I mean, I’m sorry, into the first quarter. Then as we get forward into the second quarter and on, we will begin to see more of the integration costs as we start putting the businesses together…

Scott Scher  - Clovis Capital - Analyst

 Quick question. Can you guys update us on — given the share buyback that Reuters is doing, if they continue at the pace that they are continuing, how much cash will you have to spend as the cash portion of the deal, as compared to what you originally expected?

So just give us an update as to how many shares they have bought back. And if they continue at this pace, what is left on the buyback; and then what the delta is as to the original cash you thought you would have to put out? What will you have to put out?

Bob Daleo  - The Thomson Corporation - EVP, CFO

 Well, we originally looked at this, we thought that the stock consideration for the deal would be about $8.5 billion. Now we think it’s about $7.2 billion.

The cash consideration, oh, I see what you are saying — you know what, Scott, I will have to get back to you. I will give you more detail because obviously every share we take out, that is less cash we have to put out in the marketplace.

 Scott Scher  - Clovis Capital - Analyst

 Well, exactly, and they are buying back —

Bob Daleo  - The Thomson Corporation - EVP, CFO

 Yes, I understand the question; I don’t have that information directly in front of me. So I will get it to you. You know what we will do? We will post it on the website so anyone else who would like to have that can have it as well….